FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Coyle, Dennis P.**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner X Officer (give title below) ☐ Other (specify below) (1)
(Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **December 26, 2002**	7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) **Juno Beach, FL 33408**		5. If Amendment, Date of Original (Month/Day/Year)	X Form filed by One Reporting Person
(City) (State) (Zip)			☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code: Code	3. Transaction Code: V	4. Securities Acquired (A) or Disposed of (D): Amount	4. A or D	4. Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	- -	- -	- -	- -	- -	- -	- -	**10,667.07**	**I**	**By Thrift Plans Trust**
Common Stock	- -	- -	- -	- -	- -	- -	- -	**25**	**I**	**By Wife** (2)
Common Stock	**12/26/02**	- -	**J** (3)	**V**	**20,610**	**D**		**27,453**	**D**	
Common Stock	**12/26/02**	- -	**J** (3)	**V**	**20,610**	**A**		**20,610** (4)	**I**	**By Coyle Holdings Limited Partnership**

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)											
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) General Counsel and Secretary of FPL Group, Inc.; General Counsel and Secretary and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3) Transfer of shares to Coyle Holdings Limited Partnership, the sole general partner of which is an entity controlled by the reporting person and the limited partners of which are the reporting person, as trustee of a trust, and two sons of the reporting person.

(4) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

DENNIS P. COYLE   **December 27, 2002**

Signature of Reporting Person   Date